CHESTNUT PARTNERS, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2024

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Table of Contents

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chestnut Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Financial Center, 24th Floor
(No. and Street)

Boston	Massachusetts	02111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Albert A. Holman III	617-832-8600	aholman@chestnutp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

155 Federal Street, Suite 200	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

September 29, 2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert A. Holman III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chestnut Parnters, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

[signature]

Notary Public

SHERYL LYNNE YEZUKEVICH
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 24, 2031

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Chestnut Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chestnut Partners, Inc., as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chestnut Partners, Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Chestnut Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our firm has served as Chestnut Partner, Inc.'s auditor since 2005.

PKF O'Connor Davies, LLP

Boston, Massachusetts
February 28, 2025

PKF O'CONNOR DAVIES, LLP
155 Federal Street, Suite 200, Boston, MA 02110 I Tel: 781.937.5300 I Fax: 781.937.5100 I pkfod.com

CHESTNUT PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Current assets:	
Cash and cash equivalents	$ 3,340,120
Investments, current	615,243
Accounts receivable	344,270
Prepaid expenses and other	153,334
Total current assets	4,452,967
Investments, non-current	1,490,267
Equipment and improvements, net	195,092
Operating lease right-of-use asset	614,864
Other assets	12,850
Total assets	$ 6,766,040

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 1,908,338
Current portion of operating lease liability	332,305
Deferred revenue	360,187
Total current liabilities	2,600,830
Operating lease liability, less current portion	379,378
	2,980,208
Shareholders' equity:	
Common stock; no par value, 1,000 shares authorized, 880 shares issued and outstanding	25,228
Additional paid-in capital	734,072
Treasury stock at cost, 431 shares	(282,051)
Retained earnings	3,308,583
Total shareholders' equity	3,785,832
Total liabilities and shareholders' equity	$ 6,766,040

The accompanying notes are an integral part of the financial statements.

CHESTNUT PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Business

Chestnut Partners, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company provides investment banking activities, including merger and acquisition advice and the structuring and arranging for financing of private securities. The Company does not carry security accounts for clients or perform custodial functions related to client securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit and market risk consist principally of cash and cash equivalents on deposit with financial institutions, investments held at a financial institution, and accounts receivable. Deposits held at financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC") are insured up to $250,000. At times, cash balances may exceed the FDIC limit. As of December 31, 2024 the Company's uninsured cash and cash equivalents on deposit amounted to approximately $3,351,000.

Cash and Cash Equivalents
Cash and cash equivalents include cash balances held at bank accounts, money market funds, and highly liquid investments with original maturities of three months or less, that are not held for sale in the ordinary course of business.

Investments
The Company's investments consist of available-for-sale United States Treasury notes, a Level 2 input in the valuation hierarchy. These investments are recorded at fair value with unrealized holding gains and losses reported in other comprehensive income, net of tax. Unrealized holding gains and losses are immaterial to the financial statements as a whole for the year ended December 31, 2024.

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The Company measures certain financial assets at fair value on a recurring basis, including investments (see Note 3). The fair value of these financial assets was determined based on the applicable levels of inputs. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration. Level 3 inputs are unobservable inputs based on management's assumptions used to measure assets and liabilities at fair value. A financial asset's or liability's classification within the hierarchy is determined based on the lowest input that is significant to the fair value measurement.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at amortized cost less an allowance for credit losses that are not expected to be recovered. The Company recognizes the allowance for credit losses at inception of the receivable and reassesses at every reporting date based on the asset's expected collectability. The allowance is based on multiple factors including historical experience, uncollectible accounts, the credit quality of the customer base, the aging of such receivables, and current macroeconomic conditions, as well as expectations of conditions in the future, if applicable. The Company's allowance for credit losses is based on the assessment of the collectability of assets pooled together with similar risk characteristics.

The Company records a provision for expected credit losses using a historical loss-rate method based on the ratio of its historical write-offs to its average trade accounts receivable. At each reporting period, the Company assesses whether financial assets in a pool continue to display similar risk characteristics. If particular receivables no longer display risk characteristics that are similar to those of the receivables in the pool, the Company may determine that it should move those receivables to a different pool or perform an individual assessment of expected credit losses for those specific receivables.

The Company's accounts receivable are short-term in nature and written off only when all collection attempts have failed. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery in accordance with the Company's accounting policy election. The total amount of write offs was immaterial to the financial statements as a whole for the year ended December 31, 2024.

Equipment and Improvements

Equipment and improvements are recorded at cost. Maintenance and repair costs are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures	7 years
Equipment	5 years

Note 2 - Summary of Significant Accounting Policies (Continued)

Leases

The Company leases its office space under a non-cancelable operating lease. The operating lease is presented as operating lease right-of-use asset, current portion of operating lease liability and operating lease liability, less current portion on the Company's statement of financial condition. The operating lease right-of-use asset represents the Company's right to control the use of an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. The operating lease right-of-use asset and liabilities are recognized at the lease commencement date based on the present value of future lease payments. The Company uses the rate implicit in the lease to discount lease payments to present value. The lease agreement contains a tenant improvement allowance from the Company's landlord. This allowance is accounted for as lease incentive and decreases the Company's operating lease right-of-use asset. The lease agreement also includes variable payments (common area maintenance, insurance, taxes and utilities), however, because they are not based on an index or rate, they are not included in the operating lease right-of-use asset.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined by comparing the carrying amount of the assets to future undiscounted cash flows expected to be generated by the assets over their remaining economic lives. If such assets are considered impaired, a loss is recognized based on the amount by which the carrying amount of the assets exceeds the estimated fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. If such assets are not impaired, but their useful lives have decreased, the remaining net book value is amortized over the revised useful life. The Company has not recognized any impairment charges on long-lived assets to date.

Income Taxes

For federal and state income tax purposes, the Company has elected under the Internal Revenue Code, with the consent of its shareholders, to be treated as an S Corporation and, as a result, its shareholders include the income or loss of the Company in their individual income tax returns. Accordingly, no provision for federal income taxes is included in the financial statements. Income taxes may be provided for state income tax purposes when certain revenue thresholds are achieved.

The Company is subject to state pass-through entity taxes (the "PTET"). Pursuant to the PTET, the Company is liable for entity level taxes at a rate established under the applicable state laws applied to the Company's taxable income. Shareholders receive a credit on their state income tax returns for the PTET in proportion to their share of the Company's taxable income. Where applicable, management has elected to be liable for the PTET for the tax year ending December 31, 2024. The Company considers the PTET to be a withholding tax for the benefit of the shareholders and has recorded a distribution in the statements of changes in shareholders' equity equal to the PTET.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)
U.S. GAAP prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. An additional liability for uncertain tax positions ("UTPs") is recognized and recorded as a component of current income tax expense for differences between financial and income tax reporting positions which do not meet this threshold. Any interest and penalties related to UTPs are recorded as a component of income tax expense. The Company has reviewed its income tax positions, and has not identified any material UTPs and thus has not recorded any additional liability at December 31, 2024.

The Company files income tax returns in federal and state jurisdictions. The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by taxing authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2021. Currently, there are no income tax audits in process.

Note 3 - Investments

The following presents the Company's available-for-sale debt securities as of December 31, 2024:

	Amortized Cost	Fair Value
Due in one year or less	$ 601,745	$ 615,243
Due after one year through five years	1,487,078	1,490,267
	$ 2,088,823	$ 2,105,510

During 2024, the Company sold available-for-sale debt securities for proceeds in the amount of $1,917,147. Realized gains on the sale of available-for-sale debt securities in the amount of $2,928 were recorded as a component of investment income on the accompanying statement of income.

Note 4 - Equipment and Improvements, Net

Equipment and improvements, net consist of the following at December 31, 2024:

Furniture and fixtures	$ 103,836
Equipment	16,199
Leasehold improvements	363,487
	483,522
Less accumulated depreciation and amortization	288,430
	$ 195,092

Note 5 - Lease Commitments

The Company leases its office space under a non-cancelable operating lease expiring in January 2027. The lease included a tenant improvement allowance in the amount of $209,141.

Other information related to the Company's operating lease for the year ended December 31, 2024 is as follows:

Payments for operating leases included in cash from operating activities	$ 368,037
Remaining lease term (in years)	2.08
Discount rate	1.65%

Future minimum lease payments under the non-cancelable operating leases as of December 31, 2024 were as follows:

2025	$ 343,659
2026	382,260
Total future minimum lease payments	725,919
Less imputed interest	(14,236)
	$ 711,683

Note 6 - Retirement Plan

The Company sponsors a qualified retirement plan for all employees who have met certain age and service requirements. The Company is committed to match 100% of each employee's contribution up to 3% of the employee's salary.

Note 7 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024 the Company had net capital of $3,040,770 which was $2,859,891 in excess of its minimum net capital requirement. The Company's ratio of aggregate indebtedness to net capital is 0.89 to 1.

Note 8 - Concentrations

One client represented 23%, another client represented 21%, another client represented 21%, another client represented 16%, and another client represented 11% of accounts receivable as of December 31, 2024.

Note 9 - Contingencies

From time to time, the Company may be involved in legal actions arising in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably. The Company establishes accruals for losses that management deems to be probable and subject to reasonable estimate. The Company is not currently involved in any such matters.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through February 28, 2025, the date the financial statements were approved and authorized for issuance by management and determined that there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to the financial statements.